Exhibit 99.3

Q1 2025 Earnings Presentation BW LPG Kristian Sørensen and Samantha Xu 20 May 2025

NOT FOR RELEASE, PUBLICATION, DISTRIBUTION OR FORWARDING, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR IN TO ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL . BY ATTENDING THE MEETING WHERE THIS PRESENTATION IS MADE, OR BY READING THE PRESENTATION SLIDES, YOU ACKNOWLEDGE AND AGREE TO COMPLY WITH THE FOLLOWING RESTRICTIONS . This presentation has been produced by BW LPG Limited (“BW LPG”) exclusively for information purposes . This presentation may not be reproduced or redistributed, in whole or in part, to any other person . Matters discussed in this presentation and any materials distributed in connection with this presentation may constitute or include forward – looking statements . Forward – looking statements are statements that are not historical facts and may be identified by words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “intends”, “may”, “should”, “will” and similar expressions, such as “going forward” . These forward – looking statements reflect BW LPG’s reasonable beliefs, intentions and current expectations concerning, among other things, BW LPG’s results of operations, financial condition, liquidity, prospects, growth and strategies . Forward – looking statements include statements regarding : objectives, goals, strategies, outlook and growth prospects ; future plans, events or performance and potential for future growth ; liquidity, capital resources and capital expenditures ; economic outlook and industry trends ; developments of BW LPG’s markets ; the impact of regulatory initiatives ; and the strength of BW LPG’s competitors . Forward – looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future . The forward – looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from Fourth parties . Although BW LPG believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control . Forward – looking statements are not guarantees of future performance and such risks, uncertainties, contingencies and other important factors could cause the actual results of operations, financial condition and liquidity of BW LPG or the industry to differ materially from those results expressed or implied in this presentation by such forward – looking statements . No representation is made that any of these forward – looking statements or forecasts will come to pass or that any forecast result will be achieved, and you are cautioned not to place any undue influence on any forward – looking statement . Disclaimer and forward - looking statements 2 No representation, warranty or undertaking, express or implied, is made by BW LPG, its affiliates or representatives as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein, for any purpose whatsoever . Neither BW LPG nor any of its affiliates or representatives shall have any responsibility or liability whatsoever (for negligence or otherwise) for any loss whatsoever and howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation . All information in this presentation is subject to updating, revision, verification, correction, completion, amendment and may change materially and without notice . In giving this presentation, none of BW LPG, its affiliates or representatives undertakes any obligation to provide the recipient with access to any additional information or to update this presentation or any information or to correct any inaccuracies in any such information . The information contained in this presentation should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect material developments which may occur after the date of the presentation . The contents of this presentation are not to be construed as legal, business, investment or tax advice . Each recipient should consult its own legal, business, investment or tax adviser as to legal, business, investment or tax advice . By attending this presentation, you acknowledge that you will be solely responsible for your own assessment of the market and the market position of BW LPG and that you will conduct your own analysis and be solely responsible for forming your own view on the potential future performance of the business of BW LPG . This presentation must be read in conjunction with the recent financial information and the disclosures therein . A number of measures are used to report the performance of our business, which are non - IFRS measures, such as TCE income – Shipping per available day, TCE income – Shipping per calendar day and Return on capital employed (ROCE) . These measures are defined and reconciliations to the nearest IFRS measure are available in BW LPG’s Q 1 2025 Interim Financial Report and BW LPG’s Registration Statement on Form 20 - F . Neither this presentation nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or purchase whatsoever in any jurisdiction and shall not constitute or form part of an offer to sell or the solicitation of an offer to buy any securities in the United States or in any other jurisdiction . The securities referred to herein may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U . S . Securities Act of 1933 , as amended (the “Securities Act”) . BW LPG does not intend to register any part of any offering in the United States or to conduct a public offering in the United States of the shares to which this presentation relates . In the EEA Member States, with the exception of Norway (each such EEA Member State, a “Relevant State“), this presentation and the information contained herein are intended only for and directed to qualified investors as defined in Article 2 (e) of Regulation (EU) 2017 / 1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”) . The securities mentioned in this presentation are not intended to be offered to the public in any Relevant State and are only available to qualified investors except in accordance with exceptions in the Prospectus Regulation . Persons in any Relevant State who are not qualified investors should not take any actions based on this presentation, nor rely on it . In the United Kingdom, this presentation is directed only at, and communicated only to, persons who are qualified investors within the meaning of Article 2 (e) of the Prospectus Regulation as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 who are ( i ) persons who fall within the definition of "investment professional" in Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 , as amended (the “Order”), or (ii) persons who fall within Article 49 (2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise be lawfully communicated (all such persons referred to in ( i ), (ii) and (iii) above together being referred to as “Relevant Persons”) . This presentation must not be acted on or relied on by persons in the United Kingdom who are not Relevant Persons .

Agenda Q1 2025 Q1 2025 highlights and market outlook Market overview Company performance Q&A

Q1 2025 highlights

Q1 performance

- TCE income – Shipping Q1 2025 was US$39,800 per available day and US$38,800 per calendar day, well supported by our time charter coverage of 41% of available days at $40,700/day
- Q1 2025 profit attributable to equity holders of the company was US$46 million representing an earnings per share of US$0.30/share
- Completed one vessel US$65 million JOLCO financing on 28 Feb 2025, and in the process of concluding a ~US$380 million bank financing, both on very competitive terms
- BW Product Services reported a US$3.6 million gross loss in the first quarter and a net loss after tax of US$12.5 million for Q1 2025

Continued dividend distribution

- Declared a Q1 cash dividend of $0.28 per share, corresponding to 75% of the Shipping NPAT[2] for the quarter

Other subsequent events

- Sale of BW Chinook and BW Pampero to BW India at a price of approximately US$75 million per vessel. Delivery of the vessels is expected in Q3 2025
- From 8 -17 April 2025, the company activated its share buyback programme, under which it acquired 316,437 ordinary shares at an average price of US$8.63 per share
- BW LPG has made a strategic decision to cease the investment in the onshore LPG import terminal at JNPT in India and discontinue its involvement in the terminal's development

Commercial performance	Financial performance	Return to shareholders
$39,800 TCE income – Shipping per available day	**$67M** Net profit after tax	**14%** ROE (annualised)
$38,800 TCE income – Shipping per calendar day	**$633M** Available liquidity	**75%** Q1 2025 payout ratio Shipping NPAT[2]
96% Fleet utilisation	**$0.30** Earnings per share	**$0.28** Dividend per share
3% Technical offhire	**31%** Net leverage ratio	**10%** Annualised dividend yield

TCE per day presented is for the Shipping Segment

1. This does not constitute an offer to sell or the solicitation of an offer to buy any securities of BW LPG nor shall there be any sale of any securities of BW LPG in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
2. Shipping NPAT is calculated as profit attributable to equity holders of BW LPG Q1 2025: US$46.1 million, minus BW LPG's share of BW PS' net profit/(loss) after tax Q1 2025: (US$10.3 million).

BW LPG 4

Market outlook

Solid fundamentals – political uncertainty

Despite tariff escalations and short-term market disruptions, the market fundamentals are solid. US LPG production has remained unabated and export levels are steady compared to previous months as US LPG volumes found new destinations outside China

LPG exports US / Middle East	• US terminal operators moving forward with expansion projects, which will enable further growth in US LPG exports • Roll-back of OPEC+ production cuts likely to raise Middle East LPG exports. Projects in UAE, Qatar and Saudi Arabia will also add additional LPG volumes in coming years
Trading inefficiencies	• LPG is supply-driven and excess production is priced-to-clear in the international market • Increased distances can be expected as traders reshuffle their LPG sourcing to adapt to new tariff conditions
Panama v. Cape routing	• The Panama Canal is operating its new locks at or near full capacity. Increased volatility in auction prices could lead to further trading disruptions and there are indications of more vessels sailing via Cape of Good Hope
VLGC global fleet	• VLGC orderbook of 109 ships, with 2027 seeing the highest delivery pace • 69 VLGCs are scheduled for dry docking balance of this year, absorbing capacity from the total fleet of ~406 VLGCs • Increased US port charges targeting Chinese operated vessels
TC and FFA coverage	• The Houston-Chiba FFA market for the rest of 2025 is currently reflecting earnings of ~US$ 49,000/day, although with a bid/ask spread and limited liquidity

BW LPG
5

Agenda Q1 2025 highlights and market outlook Market overview Company performance Q&A Q1 2025

$0k/d $10k/d $20k/d $30k/d $40k/d $50k/d $60k/d 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 3-Mar 10-Mar 17-Mar 24-Mar 31-Mar 7-Apr 14-Apr 21-Apr 28-Apr 5-May 12-May Short term tariff implications and development of the LPG freight market First week VLGC spot rates came under severe pressure when US - FarEast LPG trade halted Mont Belvieu Propane US market - based price incl. terminal fee Cargo margin VLGC Freight Houston - Chiba via Panama Canal Asia Far East Index Asian - market based price US - Far East arb narrowing Houston Far East Solid fundamentals Shipping demand recovered on the back of resilient LPG exports and solid fundamentals Mont Belvieu Propane US market - based price incl. terminal fee Cargo margin VLGC Freight Houston - Chiba via Panama Canal Asia Far East Index Asian - market based price US - Far East arb widening Minor upward trend in LPG export volumes Unchanged production of LPG Asia Far East prices increasing and supply chain inefficiencies US - FarEast arb window widening Houston «Liberation Day» Tariff shock! US - China trade war ~$53,000/day China (Left) Other Asia (Left) Rest of the world (Left) Mn t/week US LPG export TCE spot rates | US - Far East Far East Sources: Vortexa , Bloomberg (BLPG3 spot rates) 90 days tariff relief announcement! Unchanged Uneconomical to sell US cargoes to China US - FarEast arb window narrowed significantly Market talks about cancellations of US cargoes

Changed LPG trade patterns (pre-90-days tariff relief announcement)

The market quickly responded to a new dynamic

China sourcing from others

Asian importers are re-shuffling their LPG sources



Conventional trade
Emerging trade

Far East remains a key destination for LPG

- Canadian imports appearing in China customs data
- Japan, South Korea, Indonesia are increasing imports from the US
- China's regional LPG exports (~1mt in 2024) could be consumed domestically

India switching emerging

Potential driver for longer sailing distances



Traders are adapting to new tariff reality

- Market participants are using US volumes to service their Indian commitments, allowing for increased Middle East volumes to go to China, increasing distances
- Altering Indian imports is however challenging due to cargo composition of 50/50 propane/butane as well as commercial agreements

Sources: Bloomberg, Anfil Gas

BW LPG
8

Robust supply fundamentals despite trade - war and geopolitical turmoil 9 US and the ME are increasing production and expanding export infrastructure, however sensitive to crude oil price Production continues to grow • New terminal capacity in North America on track to facilitate further growth in LPG exports for several years • Some terminals will be flexible, capable of switching between LPG and ethane Expansions to enable further export growth • Higher gas production expected from Permian Basin • New projects in Saudi Arabia, Qatar and UAE to drive growth in exports • Reversal of OPEC+ production cuts to make more LPG available for exports Sustained growth expected, but oil price dependent US propane production Mb/d N. American terminal expansion plans Mtpa N. America and Middle East LPG exports Million tons (VLGC only) 1: 2024 LPG export capacity is defined as the total LPG export across all vessel sizes from North America (including US and Cana da) Sources: NGLS , Bloomberg, company filings, EIA, BW LPG • Despite trade tensions between US and China, US propane production has continued to grow • Domestic consumption expected to remain relatively flat, making exports the key outlet for incremental volumes 52 57 60 65 68 38 40 42 45 47 2023 2024 2025F 2026F 2027F North America Middle East ET , 7 Targa , 0.6 Enterprise 9 Enterprise 11 AltaGas , 1.6 Targa , 4 ONEOK 12 2024 2025 2026 2027 2028 LPG LPG/Ethane flexible North America 1 68 1.6 2.0 2.4 2.8 1Q 2Q 3Q 4Q 3y Average 2025

Current VLGC dual - fuel newbuild price 2 69% 16% 6% 9% 0-15 years 15-20 years 20-25 years 25 years + VLGC fleet and newbuildings 10 Modest fleet growth for 2025 and 2026 Quarterly delivery schedule # of VLGCs VLGC fleet profile and newbuilding market 406 total VLGC fleet 1 ~$121M VLGC delivery year for newbuild contracts Total orderbook number 109 Number of dry docks for rest of 2025 69 Sources: BW LPG, Clarksons 1: Total VLGC fleet on water (not including orderbook) 2: 88 - 91k Conventional VLGC 2027 - 28 Chinese - built ships on water in the global VLGC fleet 50 Newbuilding orders at Chinese shipyards 26 14 4 3 3 2 2 1 4 4 2 5 4 11 11 9 8 16 10 5 3 1 1 1 1 2 1 2 1 1 1 2 1 1 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 4Q26 1Q27 2Q27 3Q27 4Q27 1Q28 2Q28 3Q28 4Q28 Existing Newbuild - Ammonia Newbuild - Non-ammonia

Agenda Q1 2025 Q1 2025 highlights and market outlook Market overview Company performance Q&A

2025 Time charter Average day rate Revenue/ (Cost) in $M % of total Fleet $45,000 $87 12% TC out – Fixed rate $32,600 ($63) 12% TC in $24 Net $45,000 $116 16% Remaining TC out – Fixed rate Shipping – Performance 12 Achieved 96% generating TCE income – Shipping of $39,800 per available day 2025 Q1 performance Guidance Q2 2025 • Fixed ~79% of our available fleet days at an average rate of ~$35,000 per day 4 2025 Charter portfolio • 28% covered by fixed rate TC out at $ 45,000 per day • 2 % covered by FFA hedges at $ 50,600 per day 1. TCE rates per day are inclusive of both commercial waiting and technical offhire days (i.e. 100% of calendar days) 2. TCE rates per day are inclusive of commercial waiting days and exclusive of technical offhire days (i.e. 100% of available days) 3. TCE rates per day are exclusive of both commercial waiting and technical offhire days 4. Discharge to discharge basis 3% 97% TCE income by calendar days $38,800/ day 1 Technical Offhire Available days 41% 58% TCE income by available days $39,800/ day 2 $ 39,1 00 2 (incl. waiting time and FFA) Spot $ 39,0 00 3 (excl. waiting time and FFA) Waiting 1% Time Charter $40,700 5 5. Time charter includes fixed and variable rate

Product Services - Performance

Strong realisation of profits offset by net change in valuation of open cargo positions

Q1 2025 performance

$53M
Net asset value End of Q1

$12.5M
Net Loss

-$4M
Gross Loss[1]

$5M
Average VAR

10%
BW LPG VLGC cargoes lifted by BW PS

Book equity

US$



130
-65
65
33
-51
15
-8
53
Q1 Net loss: $12.5M
Net assets Q4 2024
Dividends
NAV FY2024 - post dividend
Realised positions
MTM change in unrealised cargo
MTM change in unrealised paper
Other expenses 2
Net assets Q1 2025

1. Gross loss from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services' lease-in vessels
2. Included within Other expenses, ~$1.2M effects relating to currency translation of foreign operations which is not part of Net profit/loss

BW LPG 13

Financial highlights

Low leverage, strong liquidity, ready for growth opportunities

Key financials Q1 2025

US$ million

Income statement

Profit after tax	$67
Profit to equity holders	$46
Earnings per share[1]	$0.30
Dividends per share	$0.28

Balance sheet

Total assets	$3,354
Total liabilities	$1,439
Total shareholders' equity	$1,915

Shipping per day statistics

US$/day

Q1 2025 Daily TCE Income	$38,800
Q1 2025 Daily OPEX	$8,400
FY 2025 Operating cash breakeven[7]	
Owned	$19,300
Total fleet	$21,700
FY 2025 All-in cash breakeven[8]	$25,000

Financial ratios Q1 2025

Earnings Yield[2] (annualised)	11%
Dividend Yield[3] (annualised)	10%
ROE[4] (annualised)	14%
ROCE[5] (annualised)	10%
Net leverage ratio[6]	31%

Dividends per share

US$



0.15
1.91
1.46
0.09
0.85
0.84
0.56
1.28
3.46
2.42
0.28
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 YTD 2025

1. EPS (earnings per share) is computed based on the weighted average number of shares outstanding less treasury shares during the period
2. Earnings yield: EPS divided by the share price at the end of the period in USD terms
3. Dividend yield: Annualised dividend divided by the share price in USD on 16th May 2025
4. ROE (return on equity): with respect to a particular financial period, the ratio of the profit after tax to the average of the shareholders' equity, calculated as the average of the opening and closing balance for the financial period as presented in the consolidated balance sheet.
5. ROCE (return on capital employed): with respect to a particular financial period, the ratio of the operating profit to capital employed defined as the average of the total shareholders' equity, total borrowings and lease liabilities, calculated as the average of the opening and closing balance for the financial period as presented in the consolidated balance sheet.
6. Net leverage ratio: The sum of total borrowings and lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of the total borrowings, total lease liabilities, and shareholders' equity minus cash and cash equivalents as set out in the consolidated statement of cashflows
7. Operating cash breakeven: Total expected cash costs (excluding capex) divided by available days, owned fleet or total fleet
8. All-in cash breakeven: Operating cash breakeven including capex (maintenance and drydock)

BW LPG

14

SLB (o/s $127M) $221M ECA (o/s $42M) $198M Term Loan (o/s $94M) JOLCO (o/s $65M) $927M Revolving Credit Facilities (RCF) Drawn RCF (o/s $556M) Letter of credit $184M Drawndown $40M $796M Trade Finance Facilities Total Available Liquidity 633 Undrawn RCF 3 371 Cash 1 262 95 128 62 127 512 0 100 200 300 400 500 2025 2026 2027 2028 2029 onwards US$ million $796M Trade Finance Facilities - o/s $40M $198M BW LPG India Term Loan - o/s $94M Revolving Credit Facilities (RCF) - o/s $556M $221M ECA - o/s $42M JOLCO - o/s $65M Sale & Leaseback - o/s $127M Financial – Financing Structure and Repayment Profile 15 Ample liquidity of $633M with long - dated repayment profile 1. Cash presented excludes $19M held in broker margin accounts 2. Excludes other lease liabilities, capitalised fees, and interest payable, as of 31 Mar 2025 3. RCF refers to Revolving Credit Facilities US$ million As of 31 March 2025 Repayment profile 2 Ship financing structure 2 Trade financing structure 2

Agenda Q1 2025 Q1 2025 highlights and market outlook Market overview Company performance Q&A

Q&A Kristian Sørensen CEO Samantha Xu CFO

Thank you Investor Relations investor.relations@bwlpg.com Ticker Oslo Stock Exchange “ BWLPG” New York Stock Exchange “ BWLP ” LinkedIn linkedin.com/company/ bwlpg Website https://investor.bwlpg.com Telephone +65 6705 5588 Address 10 Pasir Panjang Road Mapletree Business City #17 - 02 Singapore 117438

Appendix Q1 2025

51 VLGCs and 2 LGCs operated by BW LPG

As of 1 May 2025

30 BW LPG
100% ownership

Name	Year	Shipyard
BW Avior	2023	DSME
BW Rigel	2023	DSME
BW Kizoku [1]	2019	Mitsubishi H.I.
BW Messina	2017	DSME
BW Mindoro	2017	DSME
BW Malacca	2016	DSME
BW Magellan	2016	DSME
BW Frigg	2016	Hyundai H.I.
BW Freyja	2016	Hyundai H.I.
BW Volans	2016	Hyundai H.I.
BW Brage	2016	Hyundai H.I.
BW Tucana	2016	Hyundai H.I.
BW Var	2016	Hyundai H.I.
BW Njord	2016	Hyundai H.I.
BW Balder	2016	Hyundai H.I.
BW Pampero	2015	Jiangnan
BW Orion	2015	Hyundai H.I.
BW Chinook	2015	Jiangnan
BW Libra	2015	Hyundai H.I.
BW Levant [1]	2015	Jiangnan
BW Breeze [1]	2015	Jiangnan
BW Sirocoo [1]	2015	Jiangnan
BW Passat [1]	2015	Jiangnan
BW Leo	2015	Hyundai H.I.
BW Gemini	2015	Hyundai H.I.
BW Carina [1]	2015	Hyundai H.I.
BW Mistral [1]	2015	Jiangnan
BW Monsoon [1]	2015	Jiangnan
BW Aries [1]	2014	Hyundai H.I.
BW Kyoto	2010	Mitsubishi H.I.

8 BW LPG
Time charter/bareboat in

Name	Year	Shipyard
BW Capella [3]	2022	DSME
BW Polaris [3]	2022	DSME
BW Yushi [1]	2020	Mitsubishi H.I.
Gas Zenith [1]	2017	Hyundai H.I.
Oriental King	2017	Hyundai H.I.
Doraji Gas	2017	Mitsubishi H.I.
Berge Nantong	2006	Hyundai H.I.
Berge Ningbo	2006	Hyundai H.I.

7 BW LPG India
52% ownership

Name	Year	Shipyard
BW Pine	2011	Kawasaki S.C.
BW Lord	2008	DSME
BW Tyr	2008	Hyundai H.I.
BW Loyalty [1]	2008	DSME
BW Oak	2008	Hyundai H.I.
BW Elm	2007	Hyundai H.I.
BW Birch	2007	Hyundai H.I.

8 Operated

Name	Year	Shipyard	Beneficiary
Gas Jupiter	2023	Jiangnan	Sinogas Maritime
Kaede	2023	Hyundai H.I.	Product Services
Gas Venus	2021	Jiangnan	Sinogas Maritime
Gas Gabriela [1]	2021	Hyundai H.I.	Product Services
Clipper Wilma [1]	2019	Hyundai H.I.	Product Services
BW Tokyo	2009	Mitsubishi H.I.	Exmar
Denver [2]	2009	Hyundai H.I.	Product Services
Helsinki [2]	2009	Hyundai H.I.	Product Services


22
POWERED BY LPG
Vessels with dual-fuel propulsion technology


14
Vessels retrofitted with scrubber technology


17
Vessels on compliant fuels

1. Vessels with scrubbers installed
2. LGC (Large Gas Carrier)
3. Bareboat charter

BW LPG 20

$51 $53 $49 $50 $45 $38 $35 $31 30% 30% 26% 28% 29% 24% 22% 19% 1Q 25 2Q 25 3Q 25 4Q 25 1Q 26 2Q 26 3Q 26 4Q 26 $203 $148 28% 24% 2025 2026 $63 $2 12% 0% 2025 2026 2025 Time charter Average day rate Revenue/ (Cost) in $M % of total Fleet $45,000 $87 12% TC out - Fixed rate $32,600 ($63) 12% TC in $24 Net $45,000 $116 16% Remaining TC out - Fixed rate VLGC charter portfolio overview 21 Fixed rate time charter - out coverage for 2025 at 28% at an average rate of $45,000 per day Time charter - out rate – Fixed rate US$ thousands/day 1. % of fleet ratio is basis: TC out is based on total available days and TC in is based on total calendar days 2. Majority of the TC in contracts will end in 2025 with the last TC in contract expiring in end - Jan 2026 Time charter - in Net time charter position Revenue in USD millions % of total available days of the whole fleet Quarterly Cost in USD millions % of total available days of the whole fleet Avg. TC out rate Avg. TC in rate Time charter - out - Fixed rate Quarterly Yearly Yearly Yearly Quarterly $17 $16 $16 $13 $2 25% 13% 11% 10% 1% 1Q 25 2Q 25 3Q 25 4Q 25 1Q 26 2Q 26 3Q 26 4Q 26 $44.0 $45.5 $45.4 $45.2 $44.2 $44.9 $44.5 $44.3 $30.3 $33.0 $33.8 $34.2 1Q 25 2Q 25 3Q 25 4Q 25 1Q 26 2Q 26 3Q 26 4Q 26 $45.0 $44.5 $32.6 2025 2026 2 2

0.53 0.53 0.53 0.7 0.7 0.53 0.52 0.51 0.82 0.64 0.62 May-24 Jun-24 Jul-24 Aug-24 Sep-24 Oct-24 Nov-24 Dec-24 Jan-25 Feb-25 Mar-25 Fleet safety statistics 22 Safety and Zero Harm onboard remain our key focus Total Recordable Case Frequency (TRCF): Work - related fatalities and injuries per one million hours worked Lost Time Injury Frequency (LTIF): Work - related fatalities and injuries per one million hours worked that leads to lost work time TRCF 12 Month Rolling Average ( MRA ) LTIF 12 Month Rolling Average (MRA) As of 31st March 2025

Shipping segment charter portfolio 2025-2026

Fixed rate time charter out contract coverage stands at 28% for 2025 (as of 5 May 2025)

	Q1 2025A	Q2 2025E	Q3 2025E	Q4 2025E	2025E	2026E
Owned days	3,518	3,596	3,680	3,680	14,474	14,600
Time charter in days	576	499	460	393	1,928	51
Total calendar days	**4,094**	**4,095**	**4,140**	**4,073**	**16,402**	**14,651**
Offhire[1]	104	116	85	140	445	321
Total available days (Net of offhire)	**3,990**	**3,979**	**4,055**	**3,933**	**15,957**	**14,330**
Spot days (Net of offhire)	2,369	2,357	2,619	2,466	9,811	10,905
Time charter out days (Net of offhire) - Fixed rate	1,175	1,171	1,071	1,102	4,519	3,336
Time charter out days (Net of offhire) - Variable rate	446	451	365	365	1,627	89
% Spot days	59%	59%	65%	63%	62%	76%
% TC days - Fixed rate	30%	30%	26%	28%	28%	24%
% TC days - Variable rate	11%	11%	9%	9%	10%	-

TCE rates

Spot	$39,100	-	-	-	-	-
Time charter out – Fixed rate	$44,000	$45,500	$45,400	$45,200	$45,000	$44,500
VLGC TCE rate (Net of offhire)	$39,800	-	-	-	-	-

BW LPG

BW LPG India Charter Portfolio is a subset of the Shipping Segment Charter Portfolio
Pool revenue distributed to participants and the associated days are excluded from the presentation
Offhire is assumed to be 3 days per year per vessel, distributed equally per quarter, during the years the vessel does not have planned dry dockings

23

2026E 2025E Q4 2025E Q3 2025E Q2 2025E Q1 2025A 3,285 2,932 828 793 637 674 Owned days - - - - - - Time charter in days 3,285 2,932 828 793 637 674 Total calendar days 95 105 88 13 4 - Offhire 1 3,190 2,827 740 780 633 674 Total available days (Net of offhire ) 2,073 587 247 230 90 20 Spot days (Net of offhire ) 1,117 2,240 493 550 543 654 Time charter out days (Net of offhire ) 65% 21% 33% 29% 14% 3% % Spot days 35% 79% 67% 71% 86% 97% % TC days TCE rates - - - - - $56,700 Spot $45,100 $47,600 $47,900 $47,700 $48,200 $46,700 Time charter out - - - - - $47,000 VLGC TCE rate (Net of offhire ) BW LPG India charter portfolio 2025 - 2026 24 Time charter out contract coverage stands at 79% for 2025 (as of 5 May 2025) Offhire is assumed to be 3 days per year per vessel, distributed equally per quarter, during the years the vessel does not have plann ed dry dockings